June 20, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Shannon Sobotka
              Staff Accountant - Office of Real Estate and Commodities

Re:     SL Green Realty Corp.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 001-13199

SL Green Operating Partnership, L.P.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 21, 2017
File No. 333-167793-02

Dear Ms. Sobotka:

Set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 26, 2017 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the year ended December 31, 2016 filed by SL Green Realty Corp. (the “Company”) and SL Green Operating Partnership, L.P. (the “Partnership”) on February 21, 2017 (the “Form 10-K”).  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of each response.

Form 10-K for fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 43

1.
In future periodic filings please revise your presentation to begin your reconciliation of NOI with Net income (loss), ensuring such non-GAAP measure does not receive undue prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, provide such reconciliation of Net income to NOI within your future interim periodic filings. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

The Company and the Partnership advise the Staff that in future filings it will revise its presentation of 'Results of Operations' within 'Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations' to begin with a reconciliation of NOI that is currently presented on page 53 of our Form 10-K for the year ended December 31, 2016. The Company and the Partnership will also revise its presentation of the reconciliation of NOI to begin with Net income (loss) to ensure that such non-GAAP measure does not receive undue prominence.

420 Lexington Avenue · New York, NY  10170 · (212) 594-2700 · Fax (212) 216-1790

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 71

2.
In future periodic filings please separately present the carrying amount and classification of the assets and liabilities of your consolidated variable interest entities, excluding your Operating Partnership, on the face of your balance sheet, or tell us why you believe such presentation is not required; refer to ASC 810-10-50-14. Note that you may state such amounts parenthetically after each line item or include a table following the consolidated balance sheets to present assets and liabilities of your consolidated VIEs. Apply such comment to the consolidated balance sheets of your Operating Partnership.

The Company and the Partnership advise the Staff that in future filings it will separately disclose the carrying amount and classification of the assets and liabilities of its consolidated variable interest entities, excluding the Operating Partnership, as footnotes below the consolidated balance sheets.

6. Investments in Unconsolidated Joint Ventures, page 112

3.
Please provide to us your basis for achieving sale accounting for the sale of 40% interest and subsequent consent to modifications of the mortgage, related to your investment in 11 Madison Avenue that resulted in your deconsolidating such investment; cite the accounting literature relied upon. In your response, discuss the decisions that you determined are major requiring the approval of your investment partner PGIM Real Estate, as well as those decisions that do not require such approval. Please provide a similar analysis for your intended deconsolidation for your sale of approximately 29% interest in the One Vanderbilt Avenue development project in April 2017 following the admittance of two partners in a newly-formed joint venture in January 2017 related to this project.

With regard to our investment in 11 Madison Avenue, pursuant to our agreement with PGIM Real Estate (“PGIM”), in August 2016, the Company contributed the wholly owned property to a newly formed joint venture (the “Venture”) in exchange for cash and retained a 60% interest in the Venture. The agreement with PGIM required that the Company obtain certain modifications to the mortgage on the property and provided PGIM the option to have the Company repurchase the interests that PGIM had acquired if these modifications were not obtained. We considered the guidance in ASC 970-323-30-3 which indicates that transactions where an investor receives a cash distribution upon the contribution of a property to a venture may in economic substance be a partial sale of real estate if the criteria in ASC 360-20 are met and the investor has no commitment to reinvest the sales proceeds into the venture. We considered the criteria for sale accounting per ASC 360-20-40-38 and determined that, as a result of our potential obligation to repurchase the property, sale criteria had not been met and the transaction should be accounted for as a profit-sharing arrangement until the modifications to the mortgage were obtained.

In November, 2016 the modifications to the mortgage were obtained and we determined that the criteria for recognition of the sale under the full accrual method in ASC 360-20 were met. In determining whether a gain should be recognized in connection with the contribution of the property, the Company considered the guidance in ASC 970-323-30-3 and determined that the Company was not required to reinvest the sales proceeds into the Venture and was not obligated to support the operations of the Venture to an extent greater than its proportional interest. Thus, the Company concluded that this transaction met the requirements for partial sale accounting and we recognized the gain on the sale.

We considered the consolidation guidance in ASC 810 to determine our subsequent accounting for our interest in the Venture. We note that the Venture did not meet the criteria to be considered a variable interest entity (“VIE”) as the entity has sufficient equity to finance its activities, the equity interest holders are the only parties with the ability to direct the activities of the entity, and there are no non-substantive voting rights. Thus we concluded that our accounting for our interest in the Venture should follow the voting interest model. We note that the Venture agreement gives PGIM the right and ability to approve all significant decisions that would be expected to be made in the ordinary course of business related to the Venture. As a result, we concluded that PGIM had substantial participating rights that precluded our ability to control the Venture, and that the equity method of accounting for our retained interest in the Venture was appropriate.

Significant decisions that require the approval of PGIM include i) the annual budget, ii) specified leases, iii) a sale, assignment or disposal of a major portion of the property and iv) dissolution of the venture. We believe that the approval of the annual budget, which includes plans for any capital expenditures, as well as the approval of specified leases are substantive participating rights that allow PGIM to participate in the decisions which are the most significant to the operations of a rental office property. We believe that the other approval rights are less substantive or that they are protective in nature. Decisions not covered in these approval rights are not significant to the ordinary course of business of the property and non-substantive in nature.

With regards to the admittance of two partners in a newly formed joint venture for the Company’s One Vanderbilt Avenue development (the “OVA Venture”) we also considered the guidance in ASC 970-323-30-3 and determined that, as the Company was contributing real estate to the venture but not withdrawing cash, the transaction was not the culmination the earnings process and the Company should record its investment in the venture at the cost of the real estate contributed. We considered the consolidation guidance in ASC 810 to determine the subsequent accounting for our interest in the OVA Venture. We determined that the venture was a “VIE” as it lacks sufficient equity to finance its operations due to the venture having no income and partners' contributions being made as needed. We further determined that the Company would be the primary beneficiary up to the time when the development would obtain its building permit and enter into a Gross Maximum Price contract (“GMP”) as one of the two partners, the National Pension Service of Korea (“NPS”), was protected from expected losses up to that time under the terms of our agreement. We further noted that the Company and NPS share the power to direct the activities that most significantly impact the entity’s economic performance.

Significant decisions that require the approval of NPS include i) the annual budget, ii) increases to the development budget, iii) leasing guidelines and specified leases, iv) financing or refinancing of the property, and v) a sale, transfer or conveyance of the property. We believe that the approvals of budgets, both during and after development, leasing guidelines and specified leases are the activities that most significantly affect the performance of the property through development, lease up and stabilization. We believe that the other approval rights are less substantive or that they are protective in nature. Decisions not covered in these approval rights are activities that do not significantly affect the execution of the development plan, the performance of the property and are non-substantive in nature.

In April 2017, the OVA Venture obtained its building permit and GMP. As a result of this reconsideration event we concluded that the Company was no longer the primary beneficiary of the OVA Venture and that the equity method of accounting for our retained interest in the venture was appropriate.

Form 8-K filed April 20, 2017

Exhibit 99.2

4.
We note your presentation of Cash NOI and Funds available for distribution. In future periodic filings where non-GAAP measures are presented, please provide a statement disclosing the reasons why you believe the presentation of these non-GAAP financial measures provide useful information to investors; refer to Item 10(e)(1)(i)(C) of Regulation S-K.

The Company and the Partnership advise the Staff that in future filings where non-GAAP measures are presented, it will provide a statement disclosing the reasons why it believes the presentation of these non-GAAP financial measures provide useful information to investors.

5.
We note that you present non-GAAP financial measures, including Combined NOI, NOI - SLG share, Combined cash NOI, and Cash NOI - SLG share. Notwithstanding the comment above, in future periodic filings, provide all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP financial measure. Additionally, when discussing the impact of your joint venture entities, explicitly disclose that you do not control such investments in unconsolidated entities.

The Company and the Partnership advise the Staff that in future filings where non-GAAP measures are presented, it will provide all disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable

GAAP financial measure. Additionally, when discussing the impact of its joint venture entities, the Company and the Partnership will explicitly disclose that it does not control such investments in unconsolidated entities.

6.
We note that here, as well as within Exhibit 99.1, you provide same-store results of operations and NOI on a combined basis. In future periodic filings, please remove the disclosure combining such results, as it violates Question 100.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company and the Partnership advise the Staff that in future filings it will revise its presentation of same-store results and NOI to remove combined results. The presentation of same-store NOI will be revised to begin with a consolidated statement of income before noncontrolling interest which is the most directly comparable GAAP financial measure. Attached as Exhibit A hereto is our proposed revised presentation. We note that the presentation of Exhibit 99.1 will also be adjusted to remove combined results and provide a reconciliation of NOI to begin with consolidated net income.

*                *                *

If you have any questions with respect to the foregoing, please contact me at (212)-216-1714 or Andrew Levine, Esq., our Chief Legal Officer and General Counsel, at (212) 216-1615.

Very truly yours,

SL GREEN REALTY CORP.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	/s/ Matthew J. DiLiberto
Matthew J. DiLiberto
Chief Financial Officer

EXHIBIT A

SELECTED FINANCIAL DATA 2017 Same Store - NOI Unaudited (Dollars in Thousands)

		For the three months ended
		March 31,	March 31,		December 31,	September 30,
		2017	2016	%	2016	2016
Revenues
	Rental revenue, net	$272,488	$263,441	3.4%	$270,791	$252,211
	Escalation & reimbursement revenues	42,685	41,701	2.4%	48,260	50,622
	Other income	1,426	2,029	(29.7)%	1,607	1,766
	Total Revenues	$316,599	$307,171	3.1%	$320,658	$304,599

	Equity in Net Income from Unconsolidated Joint Ventures	$4,129	$(903)	100.0%	$6,715	$1,996

Expenses
	Operating expenses	$69,786	$69,343	0.6%	$69,865	$72,419
	Ground rent	8,520	8,520	0.0%	8,520	8,550
	Real estate taxes	60,695	58,263	4.2%	59,999	61,631
		$139,001	$136,126	2.1%	$138,384	$142,600

	Operating Income	$181,727	$170,142	6.8%	$188,989	$163,995

	Interest expense & amortization of financing costs	$43,968	$45,059	(2.4)%	$45,287	$45,871
	Depreciation & amortization	85,008	80,615	5.4%	91,192	92,135
	Income before noncontrolling interest	$52,751	$44,468	18.6%	$52,510	$25,989

Plus:	Real estate depreciation & amortization	84,941	80,546	5.5%	91,124	92,066
	Joint Ventures Real estate depreciation & amortization	14,597	13,105	11.4%	14,338	13,916
	FFO Contribution	$152,289	$138,119	10.3%	$157,972	$131,971

Less:	Non–building revenue	895	387	131.3%	244	483
	Joint Ventures Non–building revenue	141	139	1.4%	1,085	98
Plus:	Interest expense & amortization of financing costs	43,968	45,059	(2.4)%	45,287	45,871
	Joint Ventures Interest expense & amortization of financing costs	13,445	19,302	(30.3)%	14,052	14,520
	Non-real estate depreciation	67	69	(2.9)%	68	69
	Joint Ventures Non-real estate depreciation	1	—	100.0%	—	—
	NOI	$208,734	$202,023	3.3%	$216,050	$191,850

Cash Adjustments
	Non-cash adjustments	(15,462)	(11,131)	38.9%	(12,714)	(38)
	Joint Venture non-cash adjustments	$(3,088)	$(4,378)	(29.5)%	$(3,971)	$(3,492)
	Cash NOI	$190,184	$186,514	2.0%	$199,365	$188,320

Supplemental Information	page #	First Quarter 2017